Filed by: Dominion Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b) under

the Securities Exchange Act of 1934

Subject Company: Dominion Energy, Inc.

Commission File No.: 001-08489

Excerpt from Prepared Remarks by Robert M. Blue on the Second Quarter 2026 Dominion Energy, Inc. Earnings Call

Turning next to our announced combination with NextEra Energy. As we detailed in May, this transaction represents a truly transformational opportunity to bring together two world class utilities with 238 years of collective industry experience to even better serve millions of regulated customers across four states.

Looking ahead, we believe we can accomplish far more together than we can apart. Under the proposed terms of the merger, Dominion Energy customers would receive $2.25 billion in shareholder funded bill credits, representing meaningful customer value. Over the longer term, customers and communities would benefit from a stronger company with the scale and capabilities to buy, build, finance and operate critical energy infrastructure more efficiently, helping support reliability, affordability and economic growth.

Earlier this month, we filed our joint proxy statement on Form S-4, as well as our state and federal regulatory applications with the Virginia State Corporation Commission, the North Carolina Utilities Commission and the Public Service Commission of South Carolina, as well as the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission. The Virginia State Corporation Commission has now issued a procedural schedule, including evidentiary hearings beginning on November 17.

In South Carolina, the proposed scheduling order would set a hearing date of December 8 with a final order by January 29, 2027. The South Carolina Senate, House and Office of Regulatory Staff have indicated they do not object to the company’s proposed schedule. We expect the commission to rule on the proposed timeline next week. The timelines for each of the proceedings are shown on slide 7. I could not be more excited about the combination of these two companies. We’ll continue to share updates as we progress through shareholder and regulatory processes.

Excerpt from the Question and Answer Portion on the Second Quarter 2026 Dominion Energy, Inc. Earnings Call

Nicholas Campanella

Analyst, Barclays Capital, Inc.

And then maybe just moving to the merger, it’s great to see the documents got filed at the respective regulators. I know there have been some headlines in Virginia that they’d like certain folks would like to see a more extended time period for review. But to your point in the prepared, the procedural schedule has been set. So just your expectation that the procedural schedule stays as is and just any data points you would highlight there? Thanks.

Robert M. Blue

Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

Yeah. I mean, I would echo what John said on NextEra’s call. The conversations that we’ve had with stakeholders thus far have gone well. As to the specific timeline and the discussion that you mentioned, worth noting that at a June meeting of the Energy Commission of Virginia, the SEC staff indicated, the SEC is used to working with statutory deadlines and they did not, when directly asked, didn’t indicate they needed more time or more resources.

Now, we also happen to believe the current timeframe is sufficient, particularly when you look at the level of expertise on the Virginia commission and the Virginia staff. They’ve done mergers before. They’re used to working in these kind of timelines. They handle rate cases of great complexity with statutory timelines all the time. So when we look at it that way, we think that the schedule that has been set forward makes a lot of sense, and we don’t think it makes a lot of sense to change the rules in the middle of the game.

Excerpt from Earnings Call Presentation

NextEra Energy-Dominion Energy combination

Approval timeline

Transaction Announcement

Federal regulatory applications / regulatory approval process[1]:
FERC, NRC, HSR

State regulatory applications / regulatory approval process[1]:
NCUC, PSCSC, VSCC

File Form S-4/Joint Proxy Statement

NEE and D Shareholder Meetings

Receive required approvals

Close merger

Dominion Energy

7

heading 1; Approval timeline NextEra Energy-Dominion Energy combination Subject to approvals, merger expected to close in second half of 2027 ¹ Federal Energy Regulatory Commission (FERC); Nuclear Regulatory Commission (NRC); Hart-Scott-Rodino Anti-Trust Act (HSR); North Carolina Utilities Commission (NCUC); Public Service Commission of South Carolina (PSCSC); Virginia State Corporation Commission (VSCC) Federal regulatory applications / regulatory approval process¹: FERC, NRC, HSR Transaction Announcement File Form S-4/Joint Proxy Statement NEE and D Shareholder Meetings Receive required approvals Close merger Q2 2026 Q3 2026 Q4 2026 Q1 2027 Q2 2027 Q3 2027 Q4 2027

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy, Inc. (NextEra Energy) and Dominion Energy, Inc. (Dominion Energy) and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results, are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The definitive proxy statement filed by Dominion Energy with the Securities and Exchange Commission (SEC) on July 28, 2026

(available at https://www.sec.gov/Archives/edgar/data/715957/000110465926087585/tm2621467-2_defm14a.htm) describes additional risks relating to the proposed transactions and combined company. While the list of factors presented here and the list of factors presented in Dominion Energy’s definitive proxy statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions, NextEra Energy filed with the SEC a registration statement on Form S-4 (File No. 333-297351) on July 9, 2029 (available at https://www.sec.gov/Archives/edgar/data/753308/000110465926082301/tm2614888-13_s4.htm) (the Registration Statement), which includes a preliminary joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a preliminary prospectus of NextEra Energy. The Registration Statement was declared effective by the SEC on July 23, 2026. NextEra Energy filed a final prospectus on July 28, 2026 (available at https://www.sec.gov/Archives/edgar/data/753308/000110465926087576/tm2614888-19_424b3.htm) and Dominion Energy filed a definitive proxy statement on July 28, 2026 (available at https://www.sec.gov/Archives/edgar/data/715957/000110465926087585/tm2621467-2_defm14a.htm). NextEra Energy and Dominion Energy first mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 28, 2026. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This communication is not a substitute for the Registration Statement or the definitive joint proxy statement/prospectus or any other document that NextEra Energy or Dominion Energy may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement, the definitive joint proxy statement/prospectus and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions filed or that will be filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy are available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy are available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Participants in the Solicitation

NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.

Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i)  NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management,” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers” and (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i)  Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees,” “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus filed with the SEC on July 28, 2026. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy are available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy are available free of charge through the sources indicated above.